UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.

Dated as of June 20, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated June 17, 2002;
2. Press Release, dated June 18, 2002;
3. Press Release, dated June 18, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
Jolanta Ciesielska (Media)
Netia
+48-22-330-2061
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA LAUNCHES NEW INTERNET SERVICE

WARSAW, Poland – June 17, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative fixed-line telecommunications services provider, today announced the launch of a new service, "Internet flat rate," a service for non-Netia directly connected customers using the dial-up Internet access service offered by Netia.

This new service complements Netia's existing service offerings, under which "Internet flat rate" was available to Netia directly connected customers only. By introducing this new service, a greater number of users will be able to connect to the Internet for a specified number of hours each month at a pre-determined flat rate. The usage is measured on a per-minute basis.

The service is available to users who activate Netia's dial-up service located in the following numbering zones: Warsaw, Poznan, Radom, Siedlce, Lublin, Katowice, Pila, Kalisz, Wloclawek and Kielce.

Internet service	Monthly flat rate in PLZ net	VAT (7%)	Monthly flat rate in PLZ gross
Internet 50 (50 hours monthly)	70.00	4.90	74.90
Internet 100 (100 hours monthly)	100.00	7.00	107.00
Internet nightly (Unlimited access to Internet from 00:00 to 06:00 a.m.)	50.00	3.50	53.50

If a user's monthly limit is exceeded, additional minutes of Internet access are billed according to the tariff selected by the customer.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002.

its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, and its Current Report on Form 6-K filed with the Commission on May 24, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

###

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

CHANGES WITHIN NETIA HOLDINGS' SUPERVISORY BOARD

WARSAW, Poland – June 18, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, announced today that it was notified by Telia AB that Hans Tuvehjelm, Business and Investment Development Director in Telia's International Provider Area, was appointed as a member of Netia's Supervisory Board on behalf of Telia, effective June 17, 2002, in accordance with the Company's Statutes. Hans Tuvehjelm has replaced Lars Rydin, who was released by Telia from this post.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, and its Current Report on Form 6-K filed with the Commission on May 24, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

###

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA HOLDINGS S.A. HOLDS ORDINARY SHAREHOLDERS' MEETING

WARSAW, Poland – June 18, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, announced today that its Ordinary Shareholders' Meeting held on June 18, 2002 (i) approved the Management Board's report and financial statements for the 2001 financial year, (ii) appointed PricewaterhouseCoopers Sp. zo.o. as its expert auditor to examine the financial statements for the 2002 financial year, (iii) approved the remuneration granted in 2001 and later to members of the Supervisory Board and (iv) re-adopted certain shareholders' resolutions from the March 12, 2002 Extraordinary General Shareholders' Meeting.

Netia re-adopted the resolutions regarding the issuance of series "H" shares, previously adopted by the Extraordinary General Shareholders' Meeting on March 12, 2002 in connection with the Company's ongoing restructuring. Pursuant to Polish law, a resolution increasing the Company's share capital may not be filed with the registry court later than six months after its adoption. Re-adoption of these resolutions therefore extends the time during which the share capital increase can be registered. Arrangement proceedings in connection with Netia's restructuring were opened in Poland on May 15, 2002.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, and its Current Report on Form 6-K filed with the Commission on May 24, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2002

NETIA HOLDINGS S.A.

By: ______________________
Name: Kjell-Ove Blom
Title: acting President

By: ______________________
Name: Avraham Hochman
Title: VP Finance